

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

January 28, 2010

Mr. H.P. Mechler
Chief Financial Officer
Imperial Sugar Company
8016 Highway 90-A, P.O. Box 9
Sugar Land, TX 77487-0009

> **Re: Imperial Sugar Company**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed December 8, 2009**
> **File No. 000-16674**

Dear Mr. Mechler.

    We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

Risk Factors

"Our future financial condition and future operating results could be adversely impacted..., page 10

1.   We note your disclosure regarding the pending litigation relating to injuries and losses suffered as a result of the Port Wentworth accident. We also note your disclosure that if damages in these matters exceed your policy limits, you could be subject to liabilities, which could be material. Please disclose the applicable policy limits and, if known, the aggregate damages sought by plaintiffs. For example, we note the statement in "Bittersweet Times at Imperial Sugar" (Forbes Oct. 5, 2009) that attorneys are seeking $500 million for workers.

Legal Proceedings, page 15

2.   With a view towards disclosure, please advise us why you believe your insurance
        coverage is adequate to cover the damages that may arise from the pending claims
        related to the Port Wentworth accident. For example, we note the statement in the
        Forbes article referenced above that a big jury award could be enough to
        overwhelm your insurance and bankrupt the company.

Other Information, page 34

3.   We note your disclosure that you revised your Code of Ethics. Please provide a
        brief description of the nature of such revisions.

Financial Statements

Statements of Changes in Shareholders' Equity, page 44

4.   Please disclose the accumulated balances for each classification within your
        accumulated other comprehensive income balance to comply with FASB ASC
        paragraph 220-10-45-14.

Note 2 – Refinery Explosion Related Charges, page 50

5.   We note your disclosure indicating you record insurance recoveries that result in
        gains, including recoveries under business interruption insurance, only when
        realized by settlement with the insurers. Further, we note you received cash
        proceeds from the insurers totaling $294,000,000 as of September 30, 2009 but
        have only recognized recoveries totaling $66,525,000. Given that you received
        the funds, the reasons for non-recognition are unclear. Please describe the
        contingencies existing as of your balance sheet dates that you believe required
        resolution before recognition of the cash proceeds received; and explain your
        view on the possibility of having to return funds to the insurers.

Note 3 – Commitments and Contingencies, page 51

6.   We note your disclosure indicating that you have accrued a $6.0 million loss
        which you expect to incur in settling penalties of $8.8 million assessed by OSHA
        in relation to your Port Wentworth and Gramercy refineries. Please clarify
        whether the excess of the penalties assessed over the amount accrued represent
        your estimate of the range of reasonably possible additional loss.

Further, we understand that you have accrued a loss of $0.5 million for the aggregate of all other lawsuits pertaining to the February 7, 2008 explosion, representing the insurance deductibles you expect to incur. Tell us how you determined that not recognizing probable loss beyond the deductibles by assuming insurance recoveries would be sufficient to recover your loss adheres to the guidance in FASB ASC paragraph 450-20-25-2; the rationale underlying your net approach in accounting for loss contingencies should be clear.

Given the article mentioned in our comments on your risk factor disclosures, we expect you would also need to clarify whether the insurance recoveries would be sufficient to cover the $500 million sought by plaintiffs or if you have excluded that amount from your range of reasonably possible loss. Please disclose the information required under FASB ASC paragraph 450-20-50-4.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher at (202) 551-3706, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director